SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

JPAK GROUP, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

(CUSIP Number)

Joyrich Group Limited
P.O. Box 957, Offshore Incorporations Centre,
Road Town, Tortola, British Virgin Islands
Telephone: (852) 3583-3340; Fax: (852) 3585-6021
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number __________

(1)	Name of Reporting Persons: Joyrich Group Limited
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  British Virgin Islands

Number of Shares	(7) Sole Voting Power: 68.6%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 68.6%

(10) Shared Dispositive Power:

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  17,023,700

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)  Percent of Class Represented by Amount in Row (11):  68.6%

(14)  Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Stewart Shiang Lor.
S.S. or I.R.S. Identification Nos. of above persons:

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization: The United States of America

Number of Shares	(7) Sole Voting Power: 68.6%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 68.6%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned byEach Reporting Person:  17,023,700

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13) Percent of Class Represented by Amount in Row (11): 68.6%

(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Jpak Group, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at business at 15 Xinghua Road, Qingdao, Shandong Province, Postal Code 266401, People’s Republic of China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by (i) Joyrich Group Limited, a British Virgin Islands company ("Joyrich”) and (ii) Stewart Shiang Lor, the sole shareholder and director of Joyrich (“Lor,” together with Joyrich the “Filers”).  Joyrich directly owns all of the shares reported in this Statement; Mr. Lor however, has sole voting and dispositive power with respect to such shares.

(b)
Jourich’s principal office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Stewart Lor’s business address is 15 Xinghua Road Qingdao, Shandong Province Postal Code 266401, the People’s Republic of China.

(c)
Joyrich’s principal business is equity investment.  Stewart Lor’s principal occupation is as an investment consultant, which he conducts at the following companies: Cmark Capital Co., Ltd. and Time Poly Management, Ltd.

(d)	During the past five years, neither Filer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
 During the past five years, neither Filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Stewart Lor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Jpak Group Co., Ltd.– a private holding company established under the laws Cayman Islands (“Jpak Cayman”) and the shareholders of Jpak Cayman (namely Joyrich, Fabregas, Statepro, Raytech Investments Limited, a BVI company, and Capital American Markets Limited, a BVI company), pursuant to which all the shares of Jpak Cayman were transferred to the Issuer and Jpak Cayman became a wholly-owned subsidiary of ours, and at the same time the shareholders of Jpak Cayman were issued 23,005,000 shares of our common stock.

Item 4. Purpose of Transaction

Joyrich received the shares disclosed herein to affect the Share Exchange.

Item 5.  Interest in Securities of the Issuer

(a)	The Filers beneficially own 17,023,700 (68.6%) (the “Shares”) of the 24,805,000 outstanding shares of the Company.
(b)	Lor has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.
(c)	No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).
(d)	No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

(1)	Share Exchange Agreement dated August 8, 2007

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2009

Signature: /s/  Stewart Lor, Director

Name/Title: Stewart Lor, Director